SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Allscripts Healthcare Solutions, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

01988P108
(CUSIP Number)

Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 21, 2012
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 22 Pages)

--------------------------
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 2 of 22 Pages

1	NAME OF REPORTING PERSON HealthCor Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,500,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,500,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,500,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.3%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 3 of 22 Pages

1	NAME OF REPORTING PERSON HealthCor Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,500,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,500,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,500,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.3%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 4 of 22 Pages

1	NAME OF REPORTING PERSON HealthCor Offshore Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,290,169 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,290,169 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,290,169 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.9%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 5 of 22 Pages

1	NAME OF REPORTING PERSON HealthCor Offshore GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,290,169 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,290,169 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 8,290,169 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 4.9%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 6 of 22 Pages

1	NAME OF REPORTING PERSON HealthCor Hybrid Offshore Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 559,558 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 559,558 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 559,558 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.3%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 7 of 22 Pages

1	NAME OF REPORTING PERSON HealthCor Hybrid Offshore GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 559,558 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 559,558 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 559,558 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.3%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 8 of 22 Pages

1	NAME OF REPORTING PERSON HealthCor Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,500,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,500,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,500,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.3%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 9 of 22 Pages

1	NAME OF REPORTING PERSON HealthCor Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,411,273 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,411,273 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,411,273 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.0%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 10 of 22 Pages

1	NAME OF REPORTING PERSON HealthCor, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,411,273 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,411,273 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 3,411,273 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 2.0%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 11 of 22 Pages

1	NAME OF REPORTING PERSON HealthCor Long Offshore Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 239,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 239,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 239,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.1%
14	TYPE OF REPORTING PERSON* PN

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 12 of 22 Pages

1	NAME OF REPORTING PERSON HealthCor Long Master GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 239,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 239,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 239,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 0.1%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 13 of 22 Pages

1	NAME OF REPORTING PERSON Arthur Cohen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,500,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,500,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,500,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.3%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 14 of 22 Pages

1	NAME OF REPORTING PERSON Joseph Healey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,500,000 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,500,000 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 12,500,000 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 7.3%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 15 of 22 Pages

This Amendment No. 3 amends the statement on Schedule 13D filed by the Reporting Persons on May 16, 2012 (the "Original Schedule 13D"), Amendment No. 1 to the Original Schedule 13D filed by the Reporting Persons on May 22, 2012 ("Amendment No. 1") and Amendment No. 2 to the Original Schedule 13D filed by the Reporting Persons on June 1, 2012 ("Amendment No. 2" and, together with the Original Schedule 13D, Amendment No. 1 and this Amendment No. 3, the "Schedule 13D") with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Allscripts Healthcare Solutions, Inc., a Delaware corporation (the "Issuer").  Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13D.  This Amendment amends Items 3, 5 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety as follows:

The 12,500,000 shares of Common Stock reported herein by the Reporting Persons were acquired at an aggregate purchase price of approximately $204,708,545 (including commissions). Such shares of Common Stock were acquired with cash provided by the HealthCor Funds, consisting of capital contributions from investors in the HealthCor Funds and the capital appreciation thereon.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

        Paragraphs (a), (b) and (c) of Item 5 are hereby amended and restated in their entirety as follows:

        (a)—(b) The aggregate percentage of shares of Common Stock reported to be beneficially owned by the Reporting Persons is based upon 170,207,621 shares of Common Stock outstanding, which was calculated by subtracting the 20,690,100 aggregate shares of Common Stock repurchased by the Issuer, as reported by the Issuer in its Form 8-K filed on June 12, 2012, from the 190,897,721 shares of Common Stock outstanding as of April 27, 2012, as reported in the Issuer's Quarterly Report on Form 10-Q filed on May 10, 2012 for the period ended March 31, 2011.  At the close of business on June 21, 2012, the Reporting Persons may be deemed to collectively beneficially own 12,500,000 shares of Common Stock, constituting approximately 7.3% of the shares of Common Stock outstanding.

(i)	HealthCor:
	(a)	As of the date hereof, HealthCor may be deemed the beneficial owner of 12,500,000 shares of Common Stock.
Percentage: Approximately 7.3% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 12,500,000 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 12,500,000 shares of Common Stock
(ii)	Associates:
	(a)	As of the date hereof, Associates may be deemed the beneficial owner of 12,500,000 shares of Common Stock.
Percentage: Approximately 7.3% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 12,500,000 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 12,500,000 shares of Common Stock

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 16 of 22 Pages

(iii)	Offshore Fund:
	(a)	As of the date hereof, Offshore Fund may be deemed the beneficial owner of 8,290,169 shares of Common Stock.
Percentage: Approximately 4.9% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 8,290,169 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 8,290,169 shares of Common Stock
(iv)	Offshore GP:
	(a)	As of the date hereof, Offshore GP may be deemed the beneficial owner of 8,290,169 shares of Common Stock.
Percentage: Approximately 4.9% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 8,290,169 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 8,290,169 shares of Common Stock
(v)	Hybrid Fund:
	(a)	As of the date hereof, Hybrid Fund may be deemed the beneficial owner of 559,558 shares of Common Stock.
Percentage: Approximately 0.3% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 559,558 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 559,558 shares of Common Stock
(vi)	Hybrid GP:
	(a)	As of the date hereof, Hybrid GP may be deemed the beneficial owner of 559,558 shares of Common Stock.
Percentage: Approximately 0.3% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 559,558 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 559,558 shares of Common Stock
(vii)	Group:
	(a)	As of the date hereof, Group may be deemed the beneficial owner of 12,500,000 shares of Common Stock.
Percentage: Approximately 7.3% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 12,500,000 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 12,500,000 shares of Common Stock

DOC ID-18797066.1

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 17 of 22 Pages

(viii)	Capital:
	(a)	As of the date hereof, Capital may be deemed the beneficial owner of 3,411,273 shares of Common Stock.
Percentage: Approximately 2.0% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 3,411,273 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 3,411,273 shares of Common Stock
(ix)	HealthCor Fund:
	(a)	As of the date hereof, HealthCor Fund may be deemed the beneficial owner of 3,411,273 shares of Common Stock.
Percentage: Approximately 2.0% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 3,411,273 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 3,411,273 shares of Common Stock
(x)	Long Fund:
	(a)	As of the date hereof, Long Fund may be deemed the beneficial owner of 239,000 shares of Common Stock.
Percentage: Approximately 0.1% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 239,000 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 239,000 shares of Common Stock
(xi)	Long GP:
	(a)	As of the date hereof, Long GP may be deemed the beneficial owner of 239,000 shares of Common Stock.
Percentage: Approximately 0.1% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 239,000 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 239,000 shares of Common Stock
(xii)	Mr. Cohen:
	(a)	As of the date hereof, Mr. Cohen may be deemed the beneficial owner of 12,500,000 shares of Common Stock.
Percentage: Approximately 7.3% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 12,500,000 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 12,500,000 shares of Common Stock

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 18 of 22 Pages

(xiii)	Mr. Healey:
	(a)	As of the date hereof, Mr. Healey may be deemed the beneficial owner of 12,500,000 shares of Common Stock.
Percentage: Approximately 7.3% as of the date hereof.
	(b)	1.	Sole power to vote or direct vote: 0
		2.	Shared power to vote or direct vote: 12,500,000 shares of Common Stock
		3.	Sole power to dispose or direct the disposition: 0
		4.	Shared power to dispose or direct the disposition: 12,500,000 shares of Common Stock

The Funds are the beneficial owners of the shares of Common Stock reported herein.

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 19 of 22 Pages

As the general partner of Offshore Fund, Offshore GP and its general partner, Group, may be deemed the beneficial owners of that portion of the shares of Common Stock beneficially owned by Offshore Fund.  As the general partner of Hybrid Fund, Hybrid GP and its general partner, Group, may be deemed the beneficial owners of that portion of the shares of Common Stock beneficially owned by Hybrid Fund.  As the general partner of HealthCor Fund, Capital and its general partner, Group, may be deemed the beneficial owners of that portion of the shares of Common Stock beneficially owned by HealthCor Fund.  As the general partner of Long Fund, Long GP and its general partner, Group, may be deemed the beneficial owners of that portion of the shares of Common Stock beneficially owned by Long Fund.

As the investment manager of the Funds, HealthCor and its general partner, Associates, may also be deemed to be the beneficial owner of the shares of Common Stock beneficially owned by the Funds.

As managers of Associates, Messrs. Cohen and Healey have both voting and investment power with respect to the shares of Common Stock beneficially owned by the Funds, and therefore may also be deemed to be the beneficial owners of the shares of Common Stock beneficially owned by the Funds.

(c) Information concerning transactions in shares of Common Stock effected by the Reporting Persons since the filing of Amendment No. 2 is set forth in Exhibit A hereto and is incorporated herein by reference. All of the transactions in shares of Common Stock listed in Exhibit A hereto were effected in open market purchases on the NASDAQ Global Select Market through various brokerage entities.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:	Transactions in the Issuer Since the Filing of Amendment No. 2.

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 20 of 22 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 22, 2012

HEALTHCOR MANAGEMENT, L.P.

By:	HealthCor Associates, LLC, its general partner

By:	/s/ John H. Coghlin
Name:	John H. Coghlin
Title:	General Counsel

HEALTHCOR OFFSHORE GP, LLC, for itself and as general partner on behalf of HEALTHCOR OFFSHORE MASTER FUND, L.P.

By:	HealthCor Group, LLC, its general partner

By:	/s/ John H. Coghlin
Name:	John H. Coghlin
Title:	General Counsel

HEALTHCOR HYBRID OFFSHORE GP, LLC, for itself and as general partner on behalf of HEALTHCOR HYBRID OFFSHORE MASTER FUND, L.P.

By:	HealthCor Group, LLC, its general partner

By:	/s/ John H. Coghlin
Name:	John H. Coghlin
Title:	General Counsel

HEALTHCOR CAPITAL, L.P., for itself and as general partner on behalf of HEALTHCOR, L.P.

By:	HealthCor Group, LLC, its general partner

By:	/s/ John H. Coghlin
Name:	John H. Coghlin
Title:	General Counsel

CUSIP No. 01988P108	SCHEDULE 13D/A	Page 21 of 22 Pages

HEALTHCOR LONG MASTER GP, LLC, for itself and as general partner on behalf of HEALTHCOR LONG OFFSHORE MASTER FUND, L.P.

By:	HealthCor Group, LLC, its general partner

By:	/s/ John H. Coghlin
Name:	John H. Coghlin
Title:	General Counsel

HEALTHCOR ASSOCIATES, LLC

By:	/s/ John H. Coghlin
Name:	John H. Coghlin
Title:	General Counsel

HEALTHCOR GROUP, LLC

By:	/s/ John H. Coghlin
Name:	John H. Coghlin
Title:	General Counsel

ARTHUR COHEN, Individually

By:	/s/ Arthur Cohen
Name:	Arthur Cohen

JOSEPH HEALEY, Individually

By:	/s/ Joseph Healey
Name:	Joseph Healey

EXHIBIT A

Transactions in the Issuer Since the Filing of Amendment No. 2

The following table sets forth all transactions in shares of Common Stock effected since the filing of Amendment No. 2 by the Reporting Persons. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Offshore Fund

Trade Date	Amount Purchased (Sold)	Price Per Share (S)
06/06/2012	500,000	10.6476
06/07/2012	96,039	10.8
06/08/2012	403,961	10.9525
06/11/2012	250,000	10.9357
06/13/2012	250,000	10.7399
06/21/2012	500,000	10.2041